-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 1 of 16 pages
-------------------------------                 -------------------------------

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. _)


                                 MatrixOne, Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    57685P304
                                    ---------
                                 (CUSIP Number)

                    Direct any Notices and Communications to:
                    -----------------------------------------
                              George J. Mazin, Esq.
                                   Dechert LLP
                              30 Rockefeller Plaza
                               New York, NY 10112

                                December 2, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------------                                                         -------------------------------
CUSIP No. 57685P304                                                                     Page 2 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SIDUS INVESTMENT PARTNERS, L.P.
                  TAX ID # 13-4100882
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
           2                                                           (b) [x]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           850,000
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          850,000
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    PN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 57685P304                                                                     Page 3 of 16 pages
-------------------------------                                                         -------------------------------



        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SIDUS INVESTMENTS, LTD.
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
           2                                                           (b) [x]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  WC
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  CAYMAN ISLANDS
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           850,000
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          850,000
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    OO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 57685P304                                                                     Page 4 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SIDUS INVESTMENT MANAGEMENT, LLC
                  TAX ID # 13-4099498
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
           2                                                           (b) [x]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           850,000
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          850,000
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 57685P304                                                                     Page 5 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SIDUS ADVISORS, LLC
                  TAX ID # 13-4099492
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
           2                                                           (b) [x]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  DELAWARE
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           850,000
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          850,000
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    CO
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 57685P304                                                                     Page 6 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ALFRED V. TOBIA, JR.
         --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
           2                                                           (b) [x]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  UNITED STATES OF AMERICA
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           850,000
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          850,000
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    IN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                                                         -------------------------------
CUSIP No. 57685P304                                                                     Page 7 of 16 pages
-------------------------------                                                         -------------------------------


        --------- ------------------------------------------------------------------------------------------------------
                  NAME OF REPORTING PERSON
           1      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MICHAEL J. BARONE
        --------- ------------------------------------------------------------------------------------------------------
                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
           2                                                           (b) [x]
        --------- ------------------------------------------------------------------------------------------------------
                  SEC USE ONLY
           3
        --------- ------------------------------------------------------------------------------------------------------

           4      SOURCE OF FUNDS

                  AF
        --------- ------------------------------------------------------------------------------------------------------

           5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)     [ ]

        --------- ------------------------------------------------------------------------------------------------------
                  CITIZENSHIP OR PLACE OF ORGANIZATION
           6
                  UNITED STATES OF AMERICA
        ----------------------- --------- ------------------------------------------------------------------------------
                                          SOLE VOTING POWER
                                   7
               NUMBER OF                  0
                SHARES          --------- ------------------------------------------------------------------------------
          BENEFICIALLY OWNED              SHARED VOTING POWER
                BY  EACH           8
               REPORTING PERSON           850,000
                 WITH           --------- ------------------------------------------------------------------------------
                                          SOLE DISPOSITIVE POWER
                                   9
                                          0
                                --------- ------------------------------------------------------------------------------
                                          SHARED DISPOSITIVE POWER
                                   10
                                          850,000
        ----------- ----------------------------------------------------------------------------------------------------
            11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

        ----------- ----------------------------------------------------------------------------------------------------
            13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    1.65%
        ----------- ----------------------------------------------------------------------------------------------------
            14      TYPE OF REPORTING PERSON

                    IN
        ----------- ----------------------------------------------------------------------------------------------------



-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 8 of 16 pages
-------------------------------                 -------------------------------



ITEM 1.  (a).     Name of Issuer:  MatrixOne, Inc.

                  (b). Address of Issuer's Principal Executive Offices:

                           210 Littleton Road
                           Westford, MA  01886

                  (c).     Title of Class of Securities:  Common Stock

                  (d). CUSIP Number: 57685P304

ITEM 2.  This Statement is being filed jointly by each of the following persons

         (a)-(c), (f). This statement is being filed jointly by (i) Sidus Investment Partners, L.P., a Delaware limited partnership (the "Partnership"),
(ii) Sidus Investments, Ltd., a Cayman Islands exempted company (the "Offshore Fund"), (iii) Sidus Investment Management, LLC(1), a Delaware limited liability company (the "Manager"), (iv) Sidus Advisors, LLC, a Delaware limited liability company (the "GP"), and (v) Messrs. Alfred V. Tobia, Jr. and Michael J. Barone, each natural persons and U.S. citizens. The Partnership, the Offshore Fund, the Manager, the GP and Messrs. Tobia and Barone are sometimes referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons." The Reporting Persons have a principal business address located at 767 Third Avenue, 15th floor, New York, New York 10017. The Partnership and the Offshore Fund are engaged in the private investment fund business. The Manager serves as the investment manager of both the Partnership and the Offshore Fund, the GP serves as the general partner of the Partnership, and Messrs. Tobia and Barone are the managing members of the Manager and the GP.

         (d), (e). None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding of any nature whatsoever (excluding traffic violations or similar misdemeanors), nor have any Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction of any nature whatsoever during the past five years;

ITEM 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons have invested an aggregate amount of $4,106,063 (including brokerage commissions) in the securities of the Issuer reported hereunder. The sources of the funds used to purchase the shares of the Issuer held by the Reporting Persons are the assets of each of the Partnership and the Offshore Fund, representing the capital contributions of the GP and each limited partner of the Partnership and shareholder of the Offshore Fund, including assets contributed by Alfred V. Tobia, Jr. and Michael J. Barone.




----------------------

(1) Sidus Investment Management, LLC beneficially owns a portion of the securities of the Issuer reported hereunder for the benefit of a separately managed account (the "Separate Account") advised by the Manager.

-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 9 of 16 pages
-------------------------------                 -------------------------------


ITEM 4.  Purpose of Transaction.

         The securities of the Issuer reported hereunder by the Reporting Persons were acquired as a long-term investment in the Issuer by the Partnership and the Offshore Fund. The Manager caused the Partnership and the Offshore Fund to purchase the securities based upon a view that such securities offered the potential for superior long-term capital appreciation. In managing the investment portfolios of the Partnership and the Offshore Fund, the Manager uses a fundamental research-driven investment process to identify companies identified by the Manager as being fundamentally undervalued based on its analysis of the issuer of the securities to be acquired or market and industry trends. In utilizing this process, the Manager identified the Issuer of the securities as a company satisfying its rigorous investment criteria.

         The Reporting Persons have recently become aware of the fact that Oliver Press Partners, LLC and certain of its affiliates (collectively, "Oliver Press") filed a statement on Schedule 13D on November 28, 2005 with regard to the Issuer (the "Oliver Press 13D"). The Reporting Persons have discussed with Oliver Press various views and opinions with respect to the Issuer, as a result of which, the Reporting Persons have agreed with Oliver Press to continue to discuss various issues and potential actions to be taken with respect to the Issuer, including participation in certain of the actions set forth in the Oliver Press 13D. On December 2, 2005, the Reporting Persons submitted notice of nomination of candidates to serve on the Issuer's board to be considered at the Issuer's annual meeting and joined as co-plaintiff in a lawsuit filed by Oliver Press in the Delaware Court of Chancery against the Issuer, alleging that the Issuer's current board of directors have violated their fiduciary duties to shareholders and entrenched themselves in positions of control by unlawfully impeding Oliver Press' and the Reporting Persons' nomination of an alternate slate of directors. The Reporting Persons' proposed nominees for the Issuer's board of directors are the same as those proposed by Oliver Press and are in opposition to those proposed by the Issuer's management. If not successful in the lawsuit, the Reporting Persons' nominees will not be voted upon at the annual meeting.

         Except as set forth herein, the Reporting Persons are under no obligation by written agreement or otherwise to participate in any actions on the part of Oliver Press and have merely agreed with Oliver Press to continue to discuss their views of the Issuer and the possibility of taking such actions in the future. Such actions may include communicating with Oliver Press regarding its discussions with the Issuer's management and other shareholders about the strategic direction of the Issuer and making or participating in proposals relating to an extraordinary transaction such as a sale or merger of the Issuer.

         This statement is being filed for the sole purpose of reflecting the above actions and understanding between the Reporting Persons and Oliver Press, as such an understanding may constitute a "group" for purposes of Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act") as interpreted in Rule 13d-5(b)(1) of Regulation 13D-G under the 1934 Act. The Reporting Persons neither admit nor deny that any such group exists, and expressly disclaim beneficial ownership of the securities of the Issuer beneficially owned by the Oliver Press which could be attributed to the Reporting Persons by virtue of such group. There are no agreements or understandings in place between the Reporting Persons and Oliver Press regarding the transfer, purchase, sale or voting of securities of the Issuer, or the giving or withholding of proxies regarding the Issuer other than those set forth herein.

-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 10 of 16 pages
-------------------------------                 -------------------------------


         The Reporting Persons may determine to engage in plans or make proposals involving any of the items (a) through (j) of Item 4 of Schedule 13D in the future.

ITEM 5.  Interest in Securities of the Issuer.

         (a). Aggregate shares held by each Reporting Person

                  Sidus Investment Partners, L.P.             850,000

                  Sidus Investments, Ltd.                     850,000

                  Sidus Investment Management, LLC(2)         850,000

                  Sidus Advisors, LLC(3)                      850,000

                  Alfred V. Tobia, Jr.(4)                     850,000

                  Michael J. Barone                           850,000

         Percentage of class:

                  Sidus Investment Partners, L.P.             1.65%

                  Sidus Investments, Ltd.                     1.65%

                  Sidus Investment Management, LLC            1.65%

                  Sidus Advisors, LLC                         1.65%

                  Alfred V. Tobia, Jr.                        1.65%

                  Michael J. Barone                           1.65%

         (b). Number of shares as to which such person has:

                  (1) Sole power to vote or to direct the vote:

                  (i) Sidus Investment Partners, L.P.         0


-----------------------

(2)  Sidus  Investment  Management,   LLC  is  the  investment  manager  of  the
     Partnership and the Offshore Fund, subject to the overall control of the managing members, Messrs. Tobia and Barone.

(3) Sidus Advisors, LLC is the general partner of the Partnership, subject to the overall control of the managing members, Messrs. Tobia and Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4) Messrs. Tobia and Barone are the managing members and thus possess a controlling interest in the Manager and the GP and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 11 of 16 pages
-------------------------------                 -------------------------------


                  (ii) Sidus Investments, Ltd.           0

                  (iii) Sidus Investment Management, LLC 0

                  (iv) Sidus Advisors, LLC               0

                  (v) Alfred V. Tobia, Jr.               0

                  (vi) Michael J. Barone 0

                  (2) Shared power to vote or to direct the vote:


                  (i) Sidus Investment Partners, L.P.    850,000

                  (ii) Sidus Investments, Ltd.           850,000

                  (iii) Sidus Investment Management, LLC 850,000

                  (iv) Sidus Advisors, LLC               850,000

                  (v) Alfred V. Tobia, Jr.               850,000

                  (vi) Michael J. Barone                 850,000

                  (3) Sole power to dispose or to direct the disposition of :


                  (i) Sidus Investment Partners, L.P.    0

                  (ii) Sidus Investments, Ltd.           0

                  (iii) Sidus Investment Management, LLC 0

                  (iv) Sidus Advisors, LLC               0

                  (v) Alfred V. Tobia, Jr.               0

                  (vi) Michael J. Barone                 0

                  (4) Shared power to dispose or to direct the disposition of:

                  (i) Sidus Investment Partners, L.P.    850,000

                  (ii) Sidus Investments, Ltd.           850,000

                  (iii) Sidus Investment Management, LLC 850,000

                  (iv) Sidus Advisors, LLC               850,000

                  (v) Alfred V. Tobia, Jr.               850,000

                  (vi) Michael J. Barone                 850,000

-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 12 of 16 pages
-------------------------------                 -------------------------------


         (c). Transactions in Securities of the Issuer during the past 60 days.

         The following transactions are purchases that were effected on the open market during the past 60 days:


 Reporting Person                 Date                            # of Shares         Price per Share ($)
 Offshore Fund                    November 11, 2005               4,100               5.0015
 Partnership                      November 11, 2005               900                 5.0015
 Offshore Fund                    November 14, 2005               25,600              4.8596
 Partnership                      November 14, 2005               5,800               4.8596
 Offshore Fund                    November 15, 2005               16,300              4.8328
 Offshore Fund                    November 15, 2005               19,000              4.7896
 Partnership                      November 15, 2005               3,700               4.8328
 Partnership                      November 15, 2005               4,300               4.7896
 Offshore Fund                    November 18, 2005               40,700              4.5000
 Partnership                      November 18, 2005               9,300               4.5000
 Offshore Fund                    November 23, 2005               29,700              4.5554
 Partnership                      November 23, 2005               6,800               4.5554
 Offshore Fund                    November 25, 2005               44,800              4.5437
 Partnership                      November 25, 2005               10,200              4.5437
 Offshore Fund                    November 28, 2005               47,700              4.4967
 Partnership                      November 28, 2005               10,800              4.4967
 Separate Account                 November 30, 2005               15,000              4.8671


ITEM 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships in place among any of the Reporting Persons with respect to the Securities of the Issuer, other than those disclosed in response to Item 4 above. The GP serves as the general partner to the Partnership, and the Manager serves as the investment manager to each of the Partnership and the Offshore Fund. Each of the GP and the Manager are subject to the overall control of the managing members, Messrs. Tobia and Barone, and thus could be deemed to share the power to vote and dispose or direct the disposition of such Shares. Thus, the Reporting Persons could be deemed a "group" pursuant to Rule 13d-1(k) of Regulation 13D-G under the 1934 Act; however, the Reporting Persons neither admit nor deny that any such group exists. Nothing in this Schedule 13D shall be deemed an admission by any of the Reporting Persons that such person is a "beneficial owner" of the securities covered by this Schedule 13D.

-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 13 of 16 pages
-------------------------------                 -------------------------------


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                SIDUS INVESTMENT PARTNERS, L.P.

Date:  December 2, 2005         By:   /s/ Alfred V. Tobia, Jr.
                                      -----------------------------------------
                                      Alfred V. Tobia, Jr.,  managing member of
                                      Sidus Investment  Management,  LLC, the
                                      investment manager

                                By:   /s/ Michael J. Barone
                                      -----------------------------------------
                                      Michael J.  Barone,  managing  member of
                                      Sidus  Investment  Management,  LLC,  the
                                      investment manager


                                SIDUS INVESTMENTS, LTD.

Date:  December 2, 2005         By:   /s/ Alfred V. Tobia, Jr.
                                      -----------------------------------------
                                      Alfred V. Tobia, Jr.,  managing member of
                                      Sidus Investment  Management,  LLC, the
                                      investment manager

                                By:   /s/ Michael J. Barone
                                      -----------------------------------------
                                      Michael J.  Barone,  managing  member of
                                      Sidus  Investment  Management,  LLC,  the
                                      investment manager


                                SIDUS INVESTMENT MANAGEMENT, LLC

Date:  December 2, 2005         By:   /s/ Alfred V. Tobia, Jr.
                                      -----------------------------------------
                                      Alfred V. Tobia, Jr., managing member

                                By:   /s/ Michael J. Barone
                                      -----------------------------------------
                                      Michael J. Barone, managing member


                                SIDUS ADVISORS, LLC

Date:  December 2, 2005         By:   /s/ Alfred V. Tobia, Jr.
                                      -----------------------------------------
                                      Alfred V. Tobia, Jr., managing member

                                By:   /s/ Michael J. Barone
                                      -----------------------------------------
                                      Michael J. Barone, managing member

-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 14 of 16 pages
-------------------------------                 -------------------------------


                                ALFRED V. TOBIA, JR.

Date:  December 2, 2005         By: /s/ Alfred V. Tobia, Jr.
                                    ------------------------


                                 MICHAEL J. BARONE

Date:  December 2, 2005          By: /s/ Michael J. Barone
                                     ---------------------

-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 15 of 16 pages
-------------------------------                 -------------------------------


EXHIBIT 1 -- AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 2nd day of December, 2005.

                                SIDUS INVESTMENT PARTNERS, L.P.

Date:  December 2, 2005         By:   /s/ Alfred V. Tobia, Jr.
                                      -----------------------------------------
                                      Alfred V. Tobia, Jr.,  managing member of
                                      Sidus Investment  Management,  LLC, the
                                      investment manager

                                By:  /s/ Michael J. Barone
                                     ------------------------------------------
                                     Michael J.  Barone,  managing  member of
                                     Sidus  Investment  Management,  LLC,  the
                                     investment manager


                                SIDUS INVESTMENTS, LTD.

Date:  December 2, 2005         By:  /s/ Alfred V. Tobia, Jr.
                                     ------------------------------------------
                                     Alfred V. Tobia,  Jr.,  managing member of
                                     Sidus Investment  Management,  LLC, the
                                     investment manager

                                By:  /s/ Michael J. Barone
                                     ------------------------------------------
                                     Michael J.  Barone,  managing  member of
                                     Sidus  Investment  Management,  LLC,  the
                                     investment manager


                                SIDUS INVESTMENT MANAGEMENT, LLC

Date:  December 2, 2005         By:   /s/ Alfred V. Tobia, Jr.
                                      -----------------------------------------
                                      Alfred V. Tobia, Jr., managing member

                                By:   /s/ Michael J. Barone
                                      -----------------------------------------
                                      Michael J. Barone, managing member

-------------------------------                 -------------------------------
CUSIP No. 57685P304                             Page 16 of 16 pages
-------------------------------                 -------------------------------


                                SIDUS ADVISORS, LLC

Date:  December 2, 2005         By:   /s/ Alfred V. Tobia, Jr.
                                      -----------------------------------------
                                      Alfred V. Tobia, Jr., managing member

                                By:   /s/ Michael J. Barone
                                      -----------------------------------------
                                      Michael J. Barone, managing member


                                ALFRED V. TOBIA, JR.

Date:  December 2, 2005         By:   /s/ Alfred V. Tobia, Jr.
                                      -----------------------------------------


                                MICHAEL J. BARONE

Date:  December 2, 2005         By:   /s/ Michael J. Barone
                                      -----------------------------------------